Exhibit 12.1

Pepco Holdings, Inc.

	Three Months Ended March 31, 2012	For the Year Ended December 31,
		2011	2010	2009	2008	2007
	(millions of dollars)
Income from continuing operations (a)	$68	$263	$140	$221	$187	$254

Income tax expense	14	149	11	104	90	141

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	67	265	315	348	311	315
Other interest	6	22	22	23	24	25
Preferred dividend requirements of subsidiaries	—	—	—	—	—	—

Total fixed charges	73	287	337	371	335	340

Non-utility capitalized interest	—	—	—	—	(1)	—

Income from continuing operations before income tax expense, fixed charges and capitalized interest	$155	$699	$488	$696	$611	$735

Total fixed charges, shown above	73	287	337	371	335	340
Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	—	—	—

Fixed charges for ratio computation	$73	$287	$337	$371	$335	$340

Ratio of earnings to fixed charges and preferred dividends	2.12	2.44	1.45	1.88	1.82	2.16

(a)	Excludes income/losses from equity investments.